STOCK SALE AND PURCHASE AGREEMENT

THIS STOCK SALE AND PURCHASE AGREEMENT (this “Agreement”) is dated as of February 27, 2019, and is made and entered into by and among Peter Donovan (“Seller”) on the one hand, and Cove Street Capital, LLC, Jeffrey Bronchick, Eugene Robin, Andrew Leaf, and Paul Hinkle (each, a “Buyer” and collectively, the “Buyers”), on the other hand.

A. Seller is the record and beneficial owner of I ,030,722 shares of common stock (the “Shares”) of Wright Investors’ Service Holdings, Inc., a Delaware corporation (the “Company”), of which 835,001 Shares are evidenced by Certificate 00000305 (the “Certificate”) and 195,771 Shares are in book entry form at Computershare Trust Company, N.A. (“Computershare”).

B. Seller desires to sell and Buyers desire to purchase the Shares on the terms and conditions set forth herein.

Accordingly, for and in consideration of the premises, the mutual promises, covenants and agreements hereafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyers, intending to be legally bound, do hereby agree as follows:

ARTICLE I

SALE AND PURCHASE

Section 1.1 Sale and Purchase of Shares. At the Closing (as defined below), Seller shall sell, assign, transfer and deliver to Buyers all of his right, title and interest in all of the Shares, and each Buyer hereby severally shall purchase, acquire and accept the Shares from Seller as follows.

Cove Street Capital, LLC = 105,000 Shares

Jeffrey Bronchick = 750,772 Shares

Eugene Robin = 105,000 Shares

Andrew Leaf= 50,000 Shares

Paul Hinkle= 20,000 Shares

Section 1.2 Purchase Price. The aggregate purchase price (the “Purchase Price”) for all of the Shares is $490,770.56, representing $0.48 per Share less $4,000 for legal fees. Each Buyer shall be responsible for such Buyer’s applicable share of the Purchase Price.

Section 1.3 Closing. The consummation of the transactions contemplated herein (the “Closing”) shall be effected as follows:

(1) Seller shall deliver to Computershare (a) the Certificate; (b) a Stock power with a medallion guarantee for the transfer of all the Shares listing each Buyer with the number of Shares allocated to such Buyer; ( c) an instruction to deliver to Seller a new certificate for each Buyer evidencing the Shares to be allocated to such Buyer; and ( d) an opinion of counsel to the effect that the new certificates evidencing the Shares to be issued to the Buyers may be issued without legend pursuant to Section 4(a)(I) of the Securities Act of 1933, as amended (the “Securities Act”).

(2) Upon receipt of the new certificates free of restricted legend, Seller shall deliver the same to the Buyers at the office of Cove Street Capital, LLC and the Buyers shall wire the Purchase Price to Seller.

ARTICLE II

REPRESENTATIONS.WARRANTIES AND COVENANTS OF SELLER

To induce Buyers to enter into and perform their obligations under this Agreement, Seller hereby represents and warrants to Buyers as follows:

Section 2.1 Authority and Capacity. Seller has all requisite power, authority and capacity to enter into this Agreement. The execution, delivery and performance of this Agreement by Seller does not, and the consummation of the transaction contemplated hereby will not, result in a breach of or default under any agreement to which Seller is a party or by which Seller is bound.

Section 2.2 Binding Agreement. This Agreement has been duly and validly executed and delivered by Seller and constitutes Seller’s valid and binding agreement, enforceable against Seller in accordance with and subject to its terms.

Section 2.3 Title to Shares. Seller is the lawful, record and beneficial owner of all of the Shares, free and clear of any liens, claims, agreements, charges, security interests and encumbrances whatsoever.

Section 2.4 Status of Shares.

(1) The Shares were acquired by Seller from the Company or an affiliate of the Company in a transaction not involving a public offering.

(2) Seller has held the Shares since at least January 2016, and the Shares were fully paid or fully earned by the Seller as of at least January 2017.

(3) Seller is not an “affiliate” (as defined in Rule 144(a)(I) of the Securities Act) of the Company.

(4) Seller is not an underwriter with respect to the Shares. The sale of the Shares is not and will not be part of a distribution of securities of the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYERS

To induce Seller to enter into and perform his obligations under this Agreement, each Buyer represents and warrants to Seller as follows:

Section 3.1 Authority and Capacity. Buyer has all requisite power, authority and capacity to enter into this Agreement. The execution, delivery and performance of this Agreement by Buyer does not, and the consummation of the transaction contemplated hereby will not, result in a breach of or default under any agreement to which Buyer is a party or by which Buyer is bound.

Section 3.2 Binding Agreement. This Agreement has been duly and validly executed and delivered by Buyer and constitutes Buyer’s valid and binding agreement, enforceable against Seller in accordance with and subject to its terms.

Section 3.3 Disclosure. Buyer acknowledges that Seller has made no representations to Buyer regarding the value of the Shares or the businesses, assets, financial condition, and prospects of the Company.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Entire Agreement. This Agreement constitutes the entire understanding and agreement of the parties relating to the subject matter hereof and supersedes any and all prior understandings, agreements, negotiations and discussions, both written and oral, between the parties hereto with respect to the subject matter hereof.

Section 4.2 Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with, and shall be governed by, the laws of the State of California without reference to, and regardless of, any applicable choice or conflicts of laws principles.

Section 4.3 Counterparts. This Agreement may be executed in any number of counterparts and by the several parties hereto in separate counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same Agreement.

Section 4.4 Further Assurances. Each of the parties hereto shall from time to time at the request of any other party hereto, and without further consideration, execute and deliver to such other party such further instruments of assignment, transfer, conveyance and confirmation and take such other action as such other party may reasonably request in order to more effectively fulfill the purposes of this Agreement.

IN WITNESS WHEREOF, this Agreement has been signed by the parties hereto as of the date first above written.

Seller:

/s/ Peter Donovan
Peter Donovan

Buyers:

Cove Street Capital, LLC

By:	/s/ Jeffrey Bronchick
Name:	Jeffrey Bronchick
Title:	Chief Investment Officer

/s/ Jeffrey Bronchick
Jeffrey Bronchick

/s/ Eugene Robin
Eugene Robin

/s/ Andrew Leaf
Andrew Leaf

/s/ Paul Hinkle
Paul Hinkle